SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: June 5, 2012

Eltek Appoints Endicott Interconnect Technologies,
Inc. as Sales Partner in the U.S.A.

PETACH-TIKVA, Israel, June 5, 2012 (NASDAQ: ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions announced today that it has extended its sales network with the appointment of Endicott Interconnect Technologies, Inc. as one of its sales partners in the U.S.

Endicott Interconnect Technologies, one of the world's leading providers of full turnkey services for printed circuit board and integrated circuits assembly, will strengthen Eltek's presence in the U.S. market.

"I am pleased to extend our business cooperation with Endicott Interconnect," said Jim Barry, President of Eltek USA. "The current cooperation between the companies in the Israeli market will now extend to the U.S. market and help increase our sales within North America. Endicott's relationships with many major tier-1 U.S. based customers, provides us with an ideal platform to increase sales of our complex high-end, rigid-flex technology within this market. This partnership supports our long term business plan and strengthens our position in the growing medical and defense global markets".

“With the addition of Endicott Interconnect as a North American Sales Partner; Eltek now possesses even more strength and resources to support our growing customer base within the military and medical markets. We look forward to the mutual growth that both companies will derive from this agreement,” concluded Mr. Barry.

Shay Shahar, Eltek's VP of Sales and Marketing commented: “We are proud to have Endicott Interconnect as an important addition to our worldwide network of strategic partners, as both sides can complement each other's offering to its customers. This relationship furthers our strategy to enter into strategic relationships with leading PCB manufacturers, such as Endicott Interconnect, as well as PCB equipment suppliers, raw material suppliers and academic institutions."
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“We are pleased to represent Eltek in the U.S. electronics market. We recognize Eltek's technological capabilities, and believe that the reliability and quality of Eltek's high end rigid-flex boards will benefit both companies through a stronger presence in the U.S. market," stated Warren Dannelly, Endicott Interconnect’s Vice President of World-Wide Sales.

About Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit Eltek's web site at www.eltekglobal.com.

About Endicott Interconnect Technologies, Inc.
Endicott Interconnect Technologies, Inc., with headquarters in Endicott, NY, is a vertically integrated provider of high performance electronic packaging solutions consisting of design and fabrication of printed circuit boards and advanced semiconductor packaging, full turnkey services for printed circuit board and integrated circuits assembly and test, as well as systems integration.  EI product lines meet the needs of markets including defense and aerospace, communications and computing, advanced test equipment and medical, where highly reliable products built in robust manufacturing operations are critical for success.  With more than 45 years experience in providing microelectronics solutions, the company brings to market a unique mix of leading edge technology and technical know-how that provide customers with a time-to-market advantage and competitive differentiation.  For more information about EI and its products, please visit www.endicottinterconnect.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.